		Exhibit 12

TAUBMAN CENTERS, INC.

Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
(in thousands, except ratios)

	Six Months Ended June 30
	2010	2009

Earnings before income from equity investees (1)	$16,367	$27,334

Add back:
Fixed charges	79,297	77,355
Amortization of previously capitalized interest	2,266	2,279
Distributed income of Unconsolidated Joint Ventures	19,240	18,526

Deduct:
Capitalized interest	(59)	(598)
Preferred distributions	(1,230)	(1,230)

Earnings available for fixed charges and preferred dividends	$115,881	$123,666

Fixed charges:
Interest expense	$75,340	$72,706
Capitalized interest	59	598
Interest portion of rent expense	2,668	2,821
Preferred distributions	1,230	1,230
Total fixed charges	$79,297	$77,355

Preferred dividends	7,317	7,317

Total fixed charges and preferred dividends	$86,614	$84,672

Ratio of earnings to fixed charges and preferred dividends	1.3	1.5

(1)	Earnings before income from equity investees for the six months ended June 30, 2009 includes a $2.6 million restructuring charge, which primarily represents the costs of terminations of personnel.